Exhibit 99.1

Cenovus recognized for leadership role in emissions reporting and sustainability

Named to Carbon Disclosure Leadership Index and Dow Jones Sustainability Index

CALGARY, Alberta (October 5, 2010) – Cenovus Energy Inc. (TSX, NYSE: CVE) has been recognized for its leadership in the reporting of greenhouse gas emissions by being included in the 2010 Carbon Disclosure Leadership Index for Canada.

Each year, the world’s largest companies voluntarily submit answers to questions from the Carbon Disclosure Project (CDP) on the management of greenhouse gas (GHG) emissions. The CDP, an independent not-for-profit organization, conducts an annual survey of 4,700 of the biggest companies in 60 countries to provide information on corporate GHG emissions. Companies are asked about their GHG management strategies, emissions accounting, emissions reductions, corporate governance, and best practices in areas such as energy efficiency and funding for innovation.

Cenovus was one of 15 Canadian companies named at a CDP launch event in Toronto to recognize exceptional levels of climate change disclosure. The CDP is organized by a coalition of global institutional investors and operates the world’s largest storehouse of data on corporate GHG emissions. The 2010 CDP survey was conducted on behalf of 534 investment companies around the world that manage US$64 trillion in assets as well as 60 other groups and companies.

“We’re dedicated to continuously improving and we’re working to reduce our impact on air, land and water,’’ said Judy Fairburn, Executive Vice-President, Environment & Strategic Planning. “At Cenovus, we are working to integrate environment matters into business decisions. Just as with our financial information, we are committed to transparent communication on the important topic of GHG emissions.’’

Cenovus added to Dow Jones Sustainability Index

Cenovus has also been added to the 2010 Dow Jones Sustainability Index (DJSI) North America. DJSI North America recognizes the leading companies in terms of sustainability from Canada and the United States. Cenovus was one of five Canadian oil and gas producers named to the 2010 list of 120 companies.

Companies are selected to the DJSI based on an annual assessment of their economic, social and environmental performance. Areas measured include environmental strategy, corporate governance, stakeholder engagement and community investment. This was Cenovus’s first year participating in the assessment.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $26 billion. For more information, visit www.cenovus.com.

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CENOVUS CONTACTS:

Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann	Reg Curren
Analyst, Investor Relations	Advisor, Media Relations
403-766-6700	403-766-2004

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